United States
	                Securities And Exchange Commission
                            Washington D.C. 20549


				  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934
			        (Amendment No. 2 )


		        Universal Automotive Industries Inc.
				 (Name of Issuer)

			  Common Stock $0.01 Par Value
			 (Title and Class of Securities)

				   913378105
				 (Cusip Number)

			   Ann S. Gorman Revocable Trust
	                       2225 Croydon Walk
			      St. Louis Mo. 63131
	    (Name, Address, and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

				November 24, 2003
	     (Date of Event which requires Filing of this Statement)



	If the filing person has previously filed on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-l(e),240.13d-l(f) or 240.13d-l(g),
	check the following box. [ ]

	Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
	See 240.13d-7 for other parties to whom copies are being sent.

	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject of the class of securities and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18of the Securities Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).


	Persons who respond to the collection of information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.
CUSIP No. 913378105
1.	Names of Reporting Persons.
	I.R.S Identification Nos. of above persons (entities only)

Ann S. Gorman Revocable Trust

Check the Appropriate Box if a Member of a Group (See Instructions)
(a)N/A
(b)N/A
________________________________________________

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is
	Required Pursuant to Items 2(d) or 2(c)

6.	Citizenship or Place of Origin
	is Missouri United States



Number of       7.    Sole Voting Power 504,900*
Shares Bene-	8.    Shared Voting Power 0
Officially 	9.    Sole Dispositive Power 504,900*
Owned by each   10.   Shared Dispositive Power 0
Reporting
Person

11	Aggregate amount Beneficially Owned by Each Reporting Person 504,900*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.9**

14.	Type of Reporting Person (See Instructions)
	IN


* - Consists of 424,900 shares of Common Stock And 80,000 Warrants with a strike of $0.50

** - If Warrants exercised into Common Stock



ITEM 1.	Security and Issuer

This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, par value $0.01 per share ("Common Stock") and certain common stock purchase warrants ("Warrants") of Universal Automotive Industries, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 11859 South Central Avenue, Alsip,
Illinois 60803.

ITEM 2.	Identity and Background

(a)This Schedule 13D is being filed by the Ann S. Gorman Revocable Trust ("Gorman Trust"), a revocable trust, Ann S. Gorman and Robert F. Gorman as co-trustees of the Gorman Trust (collectively, the "Reporting Persons").

(b)The address of the Reporting Persons is 2225 Croydon Walk, St. Louis, Missouri 63131

(c)The benefactor and co-trustees of the Gorman Trust are retired private individuals. The Gorman Trust was established for the benefit of Ann S. Gorman.

(d)During the past five years, none of the Reporting Persons have been convicted, or the subject of, a criminal proceeding to the best of their knowledge (excluding traffic violations or similar misdemeanors).

(e)During the past five years, none of the Reporting Persons have been the subject of, or to the best of their knowledge were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject of to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)Ann S. Gorman and Robert F. Gorman are citizens of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration

During the period of November 15, 2001, and December 12, 2001, Mr.
Gorman acquired through open market purchases, the total of 280,300 (two hundred eighty thousand three hundred) shares of Common Stock, an aggregate investment of $930,407.00 (nine hundred thirty thousand four hundred seven dollars). All funds used by Mr. Gorman to purchase Common Stock came from his personal assets. During the period of December 17, 2001, and December 21, 2001, Mr. Gorman acquired through open market purchases 80,000
(eighty thousand) warrants ("Warrants"), executable with a strike price of $2.25, an aggregate investment of personal funds of $118,689.96
(one hundred eighteen thousand six hundred eighty nine dollars, ninety six cents). All funds used br Mr. Gorman to acquire the warrants came from his personal assets.

On February 15, 2002, all of the shares of Common Stock and the Warrants held by Mr. Gorman were transferred to the Gorman Trust, of which, Mr. Gorman is a trustee. The securities so transferred were 280,300 (two hundred eighty three thousand three hundred) shares of Common Stock and 80,000 (eighty thousand) Warrants.

Since February 15, 2002, the Gorman Trust has acquired through open market purchases, 167,600 (one hundred sixty seven thousand six hundred) shares of Issuer Common Stock, an aggregate investment of personal funds in the amount of $291,671.80 (two hundred ninety one thousand six hundred seventy one dollars, eighty cents). The aggregate number of shares of Common Stock beneficially owned by the Gorman Trust is 527,900, consisting of 447,900 (four hundred forty seven thousand nine hundred) shares of Common Stock and 80,000 (eighty thousand) Warrants.

ITEM 4.	Purpose of Transaction

The Reporting Persons consummated the transactions described herein to acquire an interest in Issuer for investment purposes. The Reporting Person intends to continuously review the position in Issuer, and may make further purchases of Common Stock and/or Warrants or dispose of any or all of the Common Stock and/or Warrants held at any time.

ITEM 5.	Interest in the Issuer

The aggregate number of shares of Common Stock beneficially
owned by the Gorman Trust is as follows:
              		(B)Sole Voting Power	   (B) Sole Dispositive
						       Power
			Shares(*)   %(**)          Shares(*)  %(**)

(A)Ann S. Gorman
   Revocable Trust	504,900      5.9          504,900    5.9

(*)Includes: 424,900 shares of Common Stock and 80,000 Warrants

(**)Based upon 8,560,767 (eight million five hundred sixty thousand seven hundred sixty seven) shares outstanding, as per the most recent SEC 10-Q filing by Issuer dated November 14, 2003.

(B)The Gorman Trust has no shared interest.

(C)Since the most recent filing of Schedule 13d, the Reporting Persons have disposed of, through open market sale, 85,000 (eighty five thousand) shares of Issuer common stock. The sale was executed at $1.565 per share, creating proceeds of $132,983.77 (one hundred thirty two thousand nine hundred eighty three dollars and seventy seven cents).

(D)No person other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(E)Not Applicable

ITEM 6.	Contracts, Arrangements, Understandings, or Relationships with
Respect to Securities of the Issuer

Other than those previously disclosed, there are no covenants between the issuer and the Reporting Persons.


ITEM 7.	Material to be Filed as Exhibits

None



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



December 3, 2003
Date

/s/ Robert F. Gorman
Signature


Robert F. Gorman/Trustee

Name/Title